Writer’s Direct Dial (561) 237-1536

Writer’s Direct Fax  (561) 362-6116

February 16, 2010

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

MAIL STOP 3561

Re:	MediaNet Group Technologies, Inc. (“MediaNet”)

Preliminary Information Statement on Schedule 14C

Filed December 28, 2009

File No. 000-49801

Dear Mr. Owings:

This letter responds to the Staff’s comment letter dated January 20, 2010, to MediaNet Group Technologies, Inc., (the “Company”), with respect to the captioned Schedule PRE14C:

1.         SEC Comment: Your chief financial officer advised the staff that your address has changed since you filed your preliminary information statement. Please revise your document, as appropriate, to reflect your current address.

Company Response: The document has been amended to reflect the Company’s current address.

2.         SEC Comment: Please revise your information statement to provide the information required by Items 11, 13 and 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A. Upon review of this information, we may have further comment.

Company Response: In accordance with the Staff’s comment with respect to Items 11, 13 and 14 of Schedule 14A; Item 1 of Schedule 14C; and Note A to Schedule 14A, the Company has made conforming amendments throughout the filing.

3.         SEC Comment: Please confirm that you have provided the full names, and that there are no middle initials, for Michael Hansen and Alfred Fernandez.

Company Response: The filing has been amended to state Mr. Hansen’s middle initial. The Company is advised that Mr. Fernandez does not have a middle name or initial.

Very truly yours,

/s/ Jonathan L. Shepard

Jonathan L. Shepard

JLS/bjp

cc:     Catherine Brown, Staff Attorney